 Exhibit 21

Subsidiaries of the Registrant

Parent

Kearny Financial Corp.

Subsidiaries	State or Other Jurisdiction of Incorporation	Percentage Ownership

Kearny Federal Savings Bank	United States	100%

Subsidiaries of Kearny Federal Savings Bank

KFS Financial Services, Inc.	New Jersey	100%
KFS Investment Corp.	New Jersey	100%
CJB Investment Corp.	New Jersey	100%